March 2, 2010

via EDGAR and U.S. Mail

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, DC  20549

Re:  Letter dated January 29, 2010 regarding certain matters related to the Daktronics, Inc. Form 10-K for the fiscal year ended May 2, 2009, Forms 10-Q for the periods ended August 1, 2009 and October 31, 2009 and Schedule 14A filed July 1, 2009.  File No. 000-23246

Dear Mr. Decker:

We have received your comment letter dated January 29, 2010 requesting explanation and supplemental information on the above-referenced filings and have provided the underlying information in response.  We welcome comments you make on our filings, as our goal is to ensure that the filings are in accordance with all applicable rules and regulations.  Each of your comments are included and numbered in the same order as your letter and are followed by our response.

Please note that the timing of your inquiry and our response corresponds to the timing of the filing of our Quarterly Report on Form 10-Q for the third quarter ended January 30, 2010 and, therefore, you will have the benefit of reviewing the changes we have made to our disclosure in the Quarterly Report on Form 10-Q based on your comments.

FORM 10-K FOR THE YEAR ENDED MAY 2, 2009

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 29

1.
We note your credit agreement contains certain covenants including the maintenance of tangible net worth of at least $75 million, a minimum liquidity ratio and a minimum adjusted fixed charge coverage ratio, among other restrictions. In future filings, please ensure that you clearly disclose the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.  Please show us in your supplemental response what the revisions will look like.

Response:    Based on your comments, we revised our disclosure regarding our credit agreement in the Liquidity and Capital Resources section by replacing the paragraph that discusses our primary credit facility in our Quarterly Report on Form 10-Q  for the quarter ended January 30, 2010 (“2010 Q3 Form 10-Q”) with the following disclosure:

Revised Disclosure: We have a credit agreement with a bank that was amended on November 12, 2009, which provides for a $35.0 million line of credit and includes up to $15.0 million for standby letters of credit.  The line of credit is due on November 15, 2010. The interest rate ranges from LIBOR plus 125 basis points to LIBOR plus 175 basis points depending on the ratio of interest-bearing debt to EBITDA, as defined.  EBITDA is defined as net income before income taxes, interest expense, depreciation and amortization.  The effective interest rate was 1.0% at January 30, 2010.  We are assessed a loan fee equal to 0.125% per annum of any non-used portion of the loan.  As of January 30, 2010, there were no advances under the line of credit.

The credit agreement is unsecured.  In addition to provisions that limit dividends to the current year net profits after tax, the credit agreement also requires us to be in compliance with the following financial ratios:

a.
A minimum fixed charge coverage ratio of 2 to 1 at the end of any fiscal year.  The ratio is equal to (a) EBITDA less dividends, a capital expenditure reserve of $6 million, and income tax expense, over (b) all principal and interest payments with respect to debt, excluding debt outstanding on the line of credit, and

b.	A ratio of interest-bearing debt, excluding any marketing obligations, to EBITDA of less than 1 to 1 at the end of any fiscal quarter.

We were in compliance with all applicable covenants as of January 30, 2010 and expect to be in compliance with all applicable covenants at the end of fiscal year 2010.  The minimum fixed charge coverage ratio as of May 2, 2009 was 7.1 to 1, and the ratio of interest-bearing debt to EBITDA as of January 30, 2010 was approximately 0.04 to 1.

We believe that if our growth extends beyond current expectations or if we make any strategic investments, we may need to increase our credit facility or seek other means of financing.   We anticipate that we will be able to obtain any needed funds under commercially reasonable terms from our current lender or other sources.  We believe that our working capital available from all sources will be adequate to meet the cash requirements of our operations in the foreseeable future.

Item 8 - Financial Statements and Supplementary Data, page 33

Nature of Business and Summary of Significant Accounting Policies, page 39

2.
We note your overall decreases in net sales and net income for the six months ended October 31, 2009 as compared to the six months ended November 1, 2008, specifically the significant decreases in your Commercial segment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:

•	Identify the reporting unit;
•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
•	The amount of goodwill;
•	A description of the assumptions that drive the estimated fair value;
•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like.

Response:  As disclosed in our prior filings, we analyze impairment for goodwill on an annual basis as of the first business day of our third quarter.  Therefore, we have completed our analysis during the third quarter, which was reported in our 2010 Q3 Form 10-Q as follows:

Revised Disclosure: We account for goodwill and intangible assets in accordance with ASC 350, Goodwill and Other Intangible Assets.  Under these provisions, goodwill is not amortized but is tested for impairment on at least an annual basis.  Impairment testing is required more often than annually if an event or circumstance indicates that an impairment or a decline in value may have occurred.  In conducting our impairment testing, we compare the fair value of each of our business units (reporting unit) to the related carrying value.  If the fair value of a reporting unit exceeds its carrying value, goodwill is not impaired.  If the carrying value of a reporting unit exceeds its fair value, an impairment loss is measured and recognized.  We conduct our impairment testing as of the first business day of the third quarter each year.

We utilize an income approach to estimate the fair value of each reporting unit.  We selected this method because we believe that it most appropriately measures our income producing assets.  We considered using the market approach and cost approach, but concluded they were not appropriate in valuing our reporting units given the lack of relevant and available market comparisons.  The income approach is based on the projected cash flows which are discounted to their present value using discount factors that consider the timing and risk of the forecasted cash flows.  We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting units’ expected long-term operating cash performance.  This approach also mitigates the impact of the cyclical trends that occur in the industry.  Fair value is estimated using internally-developed forecasts and assumptions.  The discount rate used is the average estimated value of a market participant’s cost of capital and debt, derived using customary market metrics.  Other significant assumptions include terminal value margin rates, future capital expenditures, and changes in future working capital requirements.  We also compare and reconcile our overall fair value to our market capitalization.  While there are inherent uncertainties related to the assumptions used and to our application of these assumptions to this analysis, we believe that the income approach provides a reasonable estimate of the fair value of our reporting units.   The foregoing assumptions to a large degree were consistent with our long-term performance with limited exceptions.  We believe that our future investments for capital expenditures as a percent of revenue will decline in future years due to our improved utilization resulting from lean initiatives, and we believe that long-term receivables will decrease as we grow.  We also have assumed that through this economic downturn, our markets have not contracted for the long term; however it may be a number of years before they fully recover.  These assumptions could deviate materially from actual results.

We performed an analysis of goodwill as of the first business day of our third quarter in fiscal 2010.  In addition, due to revisions in our forward-looking 12 month forecast during the month of January 2010, resulting from lower than expected order bookings and increased near-term uncertainty, primarily in our Live Events business unit, the significance of orders being delayed in all business units and the decline in our stock price, we believed that an additional goodwill impairment test was required as of January 31, 2010.  Based on our test, we determined that the goodwill associated with the Schools and Theatres business unit, totaling $685 was impaired and that the goodwill associated with our International business unit of $725 was impaired.  Because step two of the goodwill impairment testing is not complete, an estimated impairment charge of $1,410 was recorded as of January 30, 2010. Given the timing of the circumstances which led to the impairment we were unable to complete the step two fair value computations as this requires us to obtain appraisals of various assets.  The impairment testing will be complete by the end of the fourth quarter of fiscal 2010 at which time any adjustments to the estimate will be recorded.

Goodwill was $3,262 at January 30, 2010, and $4,549 at May 2, 2009.  Of the total of goodwill as of January 30, 2010, $2,388 related to the Live Events business unit, $716 related to the Commercial business unit and $158 related to the Transportation business unit.  Goodwill increased $123 during fiscal 2010 as a result of the impact of foreign currency translation on goodwill denominated in functional currencies other than the U.S. dollar.  The fair value, carrying value after impairment and the percentage in excess of carrying value of each business unit as of January 30, 2010 is as follows:

	Estimated Fair Value	Carrying Value	Percentage of Fair Value in Excess of Carrying Value
Live Events	$187,000	$92,024	51%
Schools & Theatre	31,000	31,593	(3%)
Commercial	121,000	45,985	62%
Transportation	66,000	26,183	60%
International	9,000	10,803	(20%)

We face a number of risks to our business which can adversely impact cash flows in each of our business units and cause a significant decline in fair values of each business unit.  This decline could lead to an impairment of goodwill to some or all of our business units.  Since the fair values of the business units are based in part on the market price of our common stock, a significant decline in the market price of our stock may offset the benefits of the foregoing efforts and lead to an impairment.  Notwithstanding the foregoing, events could cause an impairment in goodwill in other business units if the trend of orders and sales worsens and we are unable to respond in ways that preserve future cash flows or if our stock price declines significantly.

Regarding the Commission’s comments relating to long-lived asset impairment, we disclosed the following in our 2010 Q3 Form 10-Q:

Revised Disclosure: Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated future cash flows (discounted and with interest charges). We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated (amortized) over the remaining useful life of that asset.

Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.  We have not made any material changes in the accounting methodology we use to assess impairment loss during the past three fiscal years.

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. We also believe that recent changes in indicators in our business, such as the decline in orders, the losses in the third quarter of fiscal 2010 and the impairment of goodwill, among other things, were an indicator of impairment for our business units.  As a result, we tested for recoverability in accordance with ASC 360, Property, Plant, and Equipment, by comparing the undiscounted cash flows expected from the use and eventual disposition of the assets compared to the carrying amount of the assets.  We grouped the assets at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other assets and liabilities.  Based on this analysis, the undiscounted cash flows significantly exceed the carrying amount of the long-lived assets and therefore it was determined that there was no impairment.  If actual results in the future are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to future losses that could be material.

Item 15 - Exhibits and Financial Statement Schedules, page 62

3.
We note that you did not include the documents constituting your credit facility with U.S. Bank National Association as an exhibit to your annual report on Form 1O-K. Based on your disclosures in the Management's Discussion and Analysis section of the annual report, it appears that this credit facility represents a potentially significant source of liquidity for you, although we acknowledge you disclosure in the annual report that no amounts were outstanding under the credit facility as of May 2, 2009. We further note that you have filed the November 12, 2009 amendments to the credit facility via your current report on Form 8-K filed on November 12, 2009. To provide investors with access to all of the documents constituting the credit facility, please file all of the operative documents constituting the credit facility, including all of their operative exhibits and schedules, with your next periodic report or, if you prefer, a current report on Form 8-K.

Response:  We previously filed the documents referenced as Exhibits 10.1, 10.2, 10.3 and 10.4 in our 2010 Q3 Form 10-Q.  The following is the list of exhibits included in Item 6 of our 2010 Q3 Form 10-Q; as permitted by Rule 12b-32(a) under the Securities Exchange Act of 1934, we have incorporated by reference the documents previously filed:

Revised Disclosure:
Item 6.                      EXHIBITS

Certain of the following exhibits are incorporated by reference from prior filings.  The form with which each exhibit was filed and the date of filing are as indicated below.

10.1	Loan Agreement dated October 14, 1998 between U.S. Bank National Association and Daktronics, Inc. (4)
10.2	Sixth Amendment to Loan Agreement dated January 23, 2007 by and between Daktronics, Inc. and U.S. Bank National Association. (3)
10.3	Eighth Amendment to Loan Agreement dated November 12, 2009 by and between Daktronics, Inc. and U.S. Bank National Association. (1)
10.4	Renewal Revolving Note dated November 12, 2009 between Daktronics, Inc. and U.S. Bank National Association (2)
31.1
Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (5)

31.2
Certification of the Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (5)

32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350). (5)
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350). (5)

(1)	Incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K filed on November 12, 2009.
(2)	Incorporated by reference to Exhibit 10.2 filed with our Current Report on Form 8-K filed on November 12, 2009.
(3)	Incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K filed on January 25, 2007.
(4)	Incorporated by reference to Exhibit 10.6 filed with our Quarterly Report on Form 10-Q filed on December 11, 1998.
(5)	Filed herewith electronically.

DEFINITIVE PROXY STATEMENT FILED JULY 1, 2009

Fiscal Year 2009 Director Compensation, page 8
Stock Ownership and Retention Guidelines, page 9

4.
We note that your directors have five years to meet the thresholds set forth in your stock ownership guidelines. In future filings, please disclose the then current status of your directors' compliance with your stock ownership guidelines.

Response:  We will disclose the current status of our directors’ compliance with our stock ownership guidelines in our upcoming definitive Proxy Statement.  We will use disclosure substantially similar to the following:

Revised Disclosure:

Stock Ownership and Retention Guidelines. In January 2007, the Board of Directors implemented stock ownership guidelines for Directors.  Under these guidelines, each Director is expected to achieve a target of 5,000 shares owned, excluding shares subject to options. Directors had five years from January 2007 to achieve this level of ownership.  As of the Record Date, Mr. Morgan, Dr. Kurtenbach, Mr. F. Kurtenbach, Dr. Sander, Mr. Mulligan, Ms. Frame, Mr. Dutcher and Mr. Vellenga had met these guidelines.  As of the Record Date, Mr. Anderson owned ____ shares.

Compensation Discussion and Analysis, page 10
Setting Executive Compensation, page 11

5.
We note your disclosure that the compensation committee tries "to keep cash compensation levels for executives in the lower one-third of the companies in the peer group list."  With a view towards future disclosure, please tell us where cash compensation levels actually fell with respect to this goal.

Response:  Cash compensation, defined as base salary plus non-equity-based incentive compensation, levels for executive officers for fiscal 2009 were at the following levels as compared to the peer group list:

Chairman of the Board – Bottom 35%
Chief Executive Officer – Bottom 10%
Chief Financial Officer – Bottom 14%
Vice Presidents – Bottom 17%

Base Salary, page 12

6.
With a view towards future disclosure, please provide us with a materially complete discussion and analysis of the adjustments made to the base salaries of your named executive officers for fiscal 2009. In this regard, we note from the summary compensation table that each of your named executive officers received an increase. In your response, you should address the factors that went into setting and adjusting the base salaries for fiscal 2009.

Response:  None of the named executive officers received an increase of their base salaries for fiscal year 2009.  The table shows an increase as a result of an increase granted in November 2007 which affected base salaries for only one half of fiscal 2008 as compared to all of fiscal 2009.  Please refer to our Current Report on Form 8-K filed on December 4, 2008, which states that there were no increases in base salary.  In future filings, we will clarify the amount and source of any increases during the fiscal year.

Non-Equity-Based Incentive Compensation Plan, page 12

7.
We note your disclosure that "[t]he maximum level of the bonus varies from 4.5 months' compensation to 7 months' compensation for each officer." With a view towards future disclosure, please tell us how you define "compensation" for this purpose.

Response: Compensation in this regard refers solely to base salaries as described elsewhere in the filing.  We will clarify this in future filings by using disclosure in our proxy statement substantially similar to the following

Revised Disclosure: “[t]he maximum level of bonus varies from an amount equal to 4.5 months of base salary to 7 months of base salary.”

8.
With a view towards future disclosure, please provide us with a materially complete discussion and analysis of how you determined the amounts of the cash incentive bonuses received by your named executive officers for fiscal 2009. In doing so, you may wish to address how the committee determined the percentage of base salary used to determine the amount of the cash incentive for each named executive officer. In addition, you may wish to address where the actual cash incentives received by the named executive officers fell with respect to the percentages of base salary that they could receive.

Response:  The amount of cash incentive bonuses received by our named executive officers was determined as described on page 12 of our proxy statement filed on July 1, 2009.  In the section entitled Non-Equity-Based Incentive Compensation Plan, we disclosed that each named executive officer’s bonus consists of 30% of the maximum bonus amount if after-tax-earnings exceed 13% of shareholders’ equity at the beginning of the fiscal year, and increases linearly with performance to a maximum bonus if after-tax earnings exceed 20% of beginning shareholders’ equity.  The maximum is determined based on reference to the comparable companies identified, current economic conditions, opportunities for increased earnings and projected results for the year.

To further clarify and enhance our discussion and analysis of the cash incentive bonuses, we will add to our future proxy statement disclosure substantially similar to the following within the section titled “Non-Equity-Based Incentive Compensation”:

Revised Disclosure: The maximum amount of non-equity-based incentive compensation is based on our goal of providing a material amount of incentive compensation to be at risk based on the performance of the company, while ensuring that total cash compensation (base and incentive) remains in the lower one-third of the companies in our peer group.  To achieve this result, the maximum non-equity-based incentive compensation may actually be greater than the same type of compensation of the lower one-third of the peer companies provided that total cash compensation remains in the lower one-third of the peer group.

For fiscal 2010, the maximum and the actual non-equity-based incentive compensation and total cash compensation for each of the named executive officers were as follows as compared to the peer group list:

Non-Equity-Based Compensation:
	Actual	Maximum
Chairman of the Board	Bottom 53%	Bottom 53%
Chief Executive Officer	Bottom 55%	Bottom 62%
Chief Financial Officer	Bottom 45%	Bottom 62%
Vice Presidents	Bottom 38%	Bottom 62%

Total Cash Compensation:
	Actual	Maximum
Chairman of the Board	Bottom 35%	Bottom 35%
Chief Executive Officer	Bottom 10%	Bottom 24%
Chief Financial Officer	Bottom 14%	Bottom 20%
Vice Presidents	Bottom 17%	Bottom 24%

9.
With a view towards future disclosure, please provide us with a materially complete discussion and analysis of how you determined the size of the equity award received by each of your named executive officers for fiscal 2009. In doing so, you may wish to address how the committee measured company performance for purposes of the equity award determinations. In addition, you may wish to address why the named executive officers received equity awards of different sizes.

Response: Based on our understanding of your comment, we will replace the second paragraph under the section titled “Equity-Based Compensation Program” in our future proxy statements with disclosure substantially similar to the following:

Each year, the Board of Directors, based on recommendations of the Compensation Committee, determines the number of shares that may be subject to equity awards for all employees, including the Named Executive Officers.  The total number of shares subject to equity awards is constrained by our Board’s desire to limit dilution to shareholders to a level consistent with our historical levels which is generally less than 1% total dilution. The 1% dilution is based on our assessment of a conservative amount relative to high tech growth companies.  We believe this level is low compared to high tech growth companies on average.  In recommending grants of equity awards, the Compensation Committee and Chief Executive Officer consider trends in equity-based compensation and whether they are consistent with our compensation philosophy.  They also consider our “overhang” percentage; that is, the number of our shares that are subject to outstanding options and other equity awards and that are available for the grant of options and other equity awards as a percentage of the number of our shares outstanding.  The Compensation Committee then determines the aggregate number of shares subject to options and other equity awards to be granted to Named Executive Officers and other officers as a whole based on a historical split of grants between this group and all other employees.  In the past fiscal year, approximately 10% of all options and other equity awards were granted to the Named Executive Officers.  The allocation among Named Executive Officer is based on historical grants, the value of past grants and the Company’s performance, all being subject to the objectives listed under the section titled “Compensation Philosophy and Components.”  The number of shares subject to options and other equity awards granted is generally not compared to the peer group equivalent number.

The Chief Executive Officer determines the grants of options and other equity awards to other key employees within the limits set forth by the Compensation Committee, keeping in mind the factors described in the foregoing paragraph.  To facilitate the grant of stock options to employees and executive officers, the Board of Directors authorized James B. Morgan to grant individual stock options during fiscal 2009 to such employees and executive officers, subject to the guidelines and limitations imposed on him by the Compensation Committee.

Post-Employment Compensation, page 19
Potential Payments upon Termination of Employment or Change in Control, page 19

10.	In future filings, please add to the table a row showing the total amount that would be received by each named executive officer under each of the circumstances covered by the table.

Response: In future filings, we will add to the table a row showing the total amount that would be received by each named executive under each of the circumstances covered by the table.

We hereby acknowledge to the Commission that:

•	Daktronics, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Daktronics, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Commission’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses.  You may feel free to contact me directly at 605-692-0214.  Also, please note that we have copied our securities attorney and auditors with this letter, as they obviously are closely involved in reviewing our disclosures and reporting practices.

Sincerely,

/s/ William R. Retterath
William R. Retterath
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:           Michele D. Vaillancourt, Winthrop & Weinstine, P.A.
Christopher Larson, Ernst & Young LLP